NO ACT

PE
10-31-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14008451

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 29 2014

Washington, DC 20549

December 29, 2014

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-29-14

Re: Apple Inc.
Incoming letter dated October 31, 2014

Dear Mr. Levoff:

This is in response to your letters dated October 31, 2014, December 2, 2014 and December 18, 2014 concerning the shareholder proposal submitted to Apple by the National Center for Public Policy Research. We also have received letters from the proponent dated November 20, 2014 and December 15, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

December 29, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
Incoming letter dated October 31, 2014

The proposal requests that the board authorize the preparation of a report disclosing the risk to the company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy.

We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(11). It appears that the other proposal previously submitted by another proponent may not be included in Apple's 2015 proxy materials. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 18, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of National Center for Public Policy Research

Dear Ladies and Gentlemen:

I am writing on behalf of Apple Inc. to respond to the Proponent's letter to the staff dated December 15, 2014, in which the Proponent asserts that its proposal relating to the Company's use of renewable energy is "nearly identical" to a proposal considered by the staff in *General Electric* (Feb. 8, 2011) ("*GE 2011*"), which the staff determined was not excludable under Rule 14a-8(i)(7). For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our initial letter.

While it is true that both the Proposal and the proposal in *GE 2011* request a report disclosing risk to the Company and reference climate change, that is the extent of their similarity. In *GE 2011*, the proponent's sole focus was on climate change, while in this case, the Proposal focuses both on climate change and on the Company's use of renewable energy. Accordingly, the focus of the Proposal is much broader than the focus of the proposal in *GE 2011*, and encompasses matters of ordinary business.

The supporting statement in *GE 2011* focused almost exclusively on the effect of climate change on the company's business. The Proposal's supporting statement, in contrast, focuses almost exclusively on the Company's reliance on alternative energy sources and the potential consequences to the Company if governments were to repeal tax credits or subsidies designed to encourage that use. A company's choice of energy sources for use in its operations, as opposed to an analysis of the impact of climate change, is a matter of ordinary business.

Moreover, the question presented in *GE 2011* was whether the proposal was excludable as relating to a review and assessment of potential legislation. The Proposal, in contrast, is excludable because, in addition, it (1) relates to the Company's choice of technologies for use in its operations, (2) seeks to micro-manage the Company by requiring a report on complex issues, and (3) relates to the Company's sources of financing.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel,
Corporate Law

cc: The National Center for Public Policy Research

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: shareholderproposals@sec.gov

December 15, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Gene Levoff on behalf of Apple, Inc. (the "Company") dated December 2, 2014 supplementing his October 31, 2014 letter that requested that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO APPLE'S CLAIMS

First, we reiterate and stand behind every rationale as to why our Proposal should proceed to the Apple shareholders for a vote from our initial response that we sent to the Staff on November 20, 2014. In its supplemental letter, the Company reasserts the same unpersuasive arguments that are proffered in its initial no-action request.

At this point, our Proposal is not substantially similar to another previously-submitted resolution since the Staff has now ruled that Apple may omit that Proposal. Additionally, our Proposal is nearly identical to an allowable prior risk-related climate change proposal that the Staff previously ruled was not an interference with ordinary business.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Omit Our Proposal in Reliance on Rule 14a-8(i)(11), as the Staff Has Ruled that Apple May Omit the Potentially Similar Proposal

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." In determining whether two proposals are substantially duplicative, the Commission has indicated that the principal determination is whether the primary *crux* or *thrust* of the proposals is essentially the same. See generally, *Wells Fargo & Company* (avail. January 7, 2009).

The purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion by having them vote on substantially similar matters. The Company's December 2, 2014 letter contends that it may omit our Proposal as similar to the "Ehrlich Proposal" because "[i]nclusion of both proposals in the 2015 Proxy Materials would require shareholders to have to consider two substantially duplicative proposasl." This issue is now moot. On December 5, 2014, the Staff ruled that the Company could omit the Ehrlich Proposal under Rule l4a-8(i)(7) as interfering with Apple's ordinary business operations. *Apple, Inc.* (avail. December 4, 2014). Since the Ehrlich Proposal will not appear in the Company's proxy materials, the Company may not omit our Proposal in reliance on Rule 14a-8(i)(11).

Section II. Our Proposal Does Not Interfere With Apple's Ordinary Business Operations Since the Staff Already Ruled That a Nearly Identical Prior Proposal Focused on Climate Change – A Significant Policy Issue

The Company repeatedly attempts to recast the language and meaning of our Proposal in order to square it with one of the many different reasons for exclusion it lists under Rule l4a-8(i)(7). In its supplemental letter, the Company seems genuinely confused with the proper role of all of the players in the no-action determination process. This confusion causes the Company to claim that we must abide by its recasting of our Proposal in order to convince the Staff that our Proposal does not interfere with Apple's ordinary business operations. The Company does not have the right to redefine our Proposal. We wrote the Proposal. The Staff has the authority to determine if it interferes with the Company's ordinary business operations.

Our Proposal does not contravene Rule l4a-8(i)(7). The Staff has already ruled on this issue. As noted in our first letter, our Proposal is nearly identical to the proposal allowed in *General Electric* (February 8, 2011).

In *General Electric*, the proposal called for:

> *"a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change."*

This is almost identical to our Proposal that asks for a report:

> *"disclosing the risk to the Company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy."*

In its supplemental letter, the Company's confusion with the no-action process becomes clear. The Company claims that "*General Electric* is irrelevant to the Company's position." That is of no moment. The Company cannot simply reinterpret the plain meaning of our Proposal to avoid the obvious precedent established in *General Electric*.

In *General Electric*, the Staff ruled that: "We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the *significant policy issue of climate change*." (Emphasis added). As our Proposal is nearly identical, we request that the Staff reject the Company's request to omit our Proposal under Rule 14a-8(i)(7).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Apple's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Gene D. Levoff, Apple

December 2, 2014

<u>**VIA E-MAIL** (***shareholderproposals@sec.gov***)</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
<u>Shareholder Proposal of National Center for Public Policy Research</u>

Dear Ladies and Gentlemen:

I am writing on behalf of Apple Inc. to respond to the Proponent's letter to the staff dated November 20, 2014, in which the Proponent objects to the Company's omission from its 2015 Proxy Materials of the Proponent's proposal relating to the Company's use of renewable energy. The bases on which the Company proposes to omit the proposal are set forth in our letter to the staff dated October 31, 2014. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our initial letter.

As discussed below, the Proponent's letter reflects a misunderstanding of the arguments made in our initial letter and therefore fails to address the substance of those arguments, which are supported by the many no-action letters cited in our initial letter.

The Company May Omit the Proposal in Reliance on Rule 14a-8(i)(7) As Relating To Ordinary Business Matters

A. The Proponent's Focus on Risk is Misguided

The Proponent cites extensively to SLB 14E in a misguided attempt to portray the Company's position as focused on the Proposal's references to risks. As the Proponent appropriately notes, SLB 14E states that, when assessing a proposal requesting an evaluation of risk, "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the staff] will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." The Proponent fails to recognize, however, that the Company based its position on the excludability of the Proposal on the Proposal's underlying

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

subject matter, and not on the fact that the Proposal requests a report on risks. The Company clearly stated that "[t]he focus and underlying subject of the Proposal is the Company's choice of energy technologies and its use of certain subsidies and tax credits" which are "fundamentally matters of the Company's ordinary business operations." The Company's letter therefore correctly focused on the "underlying subject matter of the risk evaluation," which relates to a matter of ordinary business.

B. The Proponent's Reliance On *General Electric* is Not Persuasive

The Proponent asserts that the staff's response in *General Electric* (Feb. 8, 2011), disallowing exclusion of a proposal requesting a report on risks associated with climate change, compels a similar result regarding the Proposal because "[t]he two proposals are basically indistinguishable." While it is true that both proposals request a report discussing risk and both refer to climate change, the proposals are hardly indistinguishable. In *General Electric*, the company argued that the proposal was excludable because it sought an assessment of and response to legislative and regulatory reforms. In contrast, here the Proposal and Supporting Statement are grounded in more fundamental aspects of the Company's ordinary business matters, such as the Company's reliance on alternative energy and the potential consequences to the Company if federal, state or local governments in the U.S. repeal tax credits or subsidies relating to use of alternative energy. Accordingly, *General Electric* is irrelevant to the Company's position.

C. The Proposal Focuses on Ordinary Business Matters

The Proponent seeks to cast the Proposal as one focused on significant policy issues, namely climate change and sustainability. However, a mere reference to those issues does not mean the Proposal's underlying focus and thrust are similarly aligned. As noted in our initial letter, the Proposal is directed at the Company's choice of energy technologies and its use of energy subsidies, neither of which involves a significant policy issue. The staff letters cited by the Proponent which involved proposals focused on global warming and sustainability (e.g., *Cleco Corp.* (Jan. 26. 2012) and *Lehman Brothers* (Jan. 29, 2008)) are therefore inapposite.

D. The Proposal Relates To The Company's Choice Of Technologies For Use In Its Operations

The Proponent contends that the Proposal "would not alter any process, nor amend any technology," that the Company uses in its operations, because it requests only a risk-related report. That contention ignores a long line of staff no-action letters, cited in our initial letter, permitting exclusion of risk-related proposals under Rule 14a-8(i)(7) when they relate to a company's choice of technologies. In *Dominion Resources* (Feb. 14, 2014), for example, the staff permitted exclusion of a proposal requesting that "the Dominion board appoint a team to review the risks Dominion faces under its current plan for developing solar generation, including a review of other US programs, and to develop *a report on those risks as well as*

benefits of increased solar generation." (emphasis added). The staff noted that "the proposal concerns *the company's choice of technologies* for use in its operations." (emphasis added).

The Proponent cites instead to *Dominion Resources* (Feb. 9, 2011), which urged the company to develop renewable generation sources rather than pursue the "risky venture of a new nuclear unit." The Proponent's reliance on the 2011 *Dominion Resources* letter is misplaced, as a utility's development of renewable energy sources and construction of a nuclear power facility for the purpose of providing electric service to customers is fundamentally different than a company's choice of technologies for use in its operations, which is the focus of the Proposal. As noted in our initial letter, an integral part of the Company's business is selecting the best approach and the best technology to power its operations, in a way that minimizes the effect on the environment, fuel consumption, and costs. By seeking to influence that selection, the Proposal seeks to involve shareholders in matters that squarely relate to the Company's ordinary business operations.

E. The Proposal Relates To The Company's Sources Of Financing

The Proponent argues that, because the requested report relates to risk, it does not implicate the Company's sources of financing. As the Company noted in its initial letter, however, the Supporting Statement makes clear that the "risk" referenced in the Proposal relates to the risk from changes in, or the repeal of, government subsidies and tax incentives for the use of alternative energy. The Supporting Statement specifically refers to the possible repeal of tax incentives for use of wind and solar energy.

As the staff noted in several no-action letters cited in our initial letter, tax incentives and tax subsidies are essentially sources of financing, and sources of financing are a matter of ordinary business. Unlike the proposals addressed in *Kohl's Corp* (Jan. 28, 2014) and *Lowe's Inc.* (Mar. 17, 2014), cited by the Proponent, the Supporting Statement focuses almost exclusively on specific tax credits and subsidies available to the Company. Any meaningful effort to prepare the report requested by the Proponent would therefore require a discussion of the Company's sources of financing and therefore would relate to ordinary business.

The Proposal Substantially Duplicates the Ehrlich Proposal And May Be Excluded If The Company Includes The Ehrlich Proposal In Its 2015 Proxy Materials

The Proponent argues that the "crux" of the Proposal is not substantially duplicative of the crux of the Ehrlich Proposal because the Proposals seeks a report on the *risks* of using renewable energy, while the Ehrlich Proposal seeks a report on the *costs* of using renewable energy. As set forth in greater detail in our initial letter, the Ehrlich Proposal requests a report on the Company's investment in renewable sources of electricity and the projected costs over the life of the renewable sources, taking into account "subsidies obtained from governments at all levels."

While the two proposals approach the issue of renewable energies in different ways (i.e., costs vs. risks), the thrust and focus (and crux) of the two proposals are the same. Both proposals seek information about the Company's use of alternative energy sources and its choice of sources of financing. Inclusion of both proposals in the 2015 Proxy Materials would require shareholders to have to consider two substantially duplicative proposals, in contravention of one of the stated purposes of Rule 14a-8(i)(11). *See* Exchange Act Release No. 34-12598 (July 7, 1976).

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel,
Corporate Law

cc: The National Center for Public Policy Research

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

November 20, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street. NE
Washington. DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Gene D. Levoff on behalf of Apple Inc. (the "Company") dated October 31, 2014 (received on November 3, 2014) requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO APPLE'S CLAIMS

In its no-action request, the Company falls well short of its burden of persuading the Staff that it may omit our Proposal from its proxy materials. At its core, our Proposal seeks an evaluation of risk. In Staff Legal Bulletin No. 14E (SLB 14E), the Commission clarified its guidance on risk-related proposals. Our Proposal fits squarely within the parameters defined in SLB 14E. Additionally, the Staff has repeatedly ruled that the topics addressed in our Proposal – sustainability and climate change – are significant policy issues; therefore, our Proposal does not interfere with ordinary business matters as contemplated by Rule 14a-8(i)(7). Furthermore, our Proposal is nearly identical to a prior risk-related climate change proposal that the Staff ruled was not an interference with ordinary business.

Finally, the Company's mischaracterization of our Proposal leads it to suggest that our Proposal is substantially similar to another previously-submitted resolution. In fact, the two proposals call for completely different Company actions that the shareholders can easily evaluate.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Omit Our Proposal in Reliance on Rule 14a-8(i)(7), As Our Proposal Focuses on Risk and Significant Policy Issues

Part A. In Full Compliance With Staff Authority, Our Proposal is Centrally Focused on Risk

The Company claims that the underlying subject of our Proposal "is the Company's choice of energy technologies and its use of certain tax credits." That is not true. The crux of our Proposal is an evaluation of risk. Our Proposal, which is titled, "Risk Report," asks for Apple's Board of Directors to "authorize the preparation of a report ... *disclosing the risk to the Company* posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy." (Emphasis added).

The report suggested by our Proposal does not direct the Company to choose, alter or amend any of its energy technology choices. It does not even imply a preference. The Company is free to choose whatever mixes it sees fit. Our Proposal changes nothing and contemplates no alterations by the Company in this regard. All our Proposal does is seek a report on the risk to the Company posed by changes in laws and policies concerning alternative energy. Our Proposal does not ask the Company to makes changes to its energy portfolio.

SLB 14E is the most authoritative source on the Staff's evaluation of risk-related proposals. In it, the Commission notes:

> Over the past decade, we have received numerous no-action requests from companies seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7). As we explained in SLB No. 14C, in analyzing such requests, we have sought to determine whether the proposal and supporting statement as a whole relate to the company engaging in an evaluation of risk, which is a matter we have viewed as relating to a company's ordinary business operations. To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an

evaluation of risk. To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).

We have recently witnessed a marked increase in the number of no-action requests in which companies seek to exclude proposals as relating to an evaluation of risk. In these requests, companies have frequently argued that proposals that do not explicitly request an evaluation of risk are nonetheless excludable under Rule 14a-8(i)(7) because they would require the company to engage in risk assessment.

Based on our experience in reviewing these requests, we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues. Indeed, as most corporate decisions involve some evaluation of risk, the evaluation of risk should not be viewed as an end in itself, but rather, as a means to an end. In addition, we have become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders. Accordingly, we have reexamined the analysis that we have used for risk proposals, and upon reexamination, we believe that there is a more appropriate framework to apply for analyzing these proposals.

On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we

> will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. (Internal citations omitted).

The Company's attempt to recast our Proposal, by ignoring its focus on risk,, apparently is an effort to evade the Staff's approach to risk-related proposals under SLB 14E. The Company doesn't have the authority or the right to alter our Proposal. Furthermore, as our risk-centric Proposal raises multiple significant policy issues, it directly squares with the Staff parameters as outlined in SLB 14E.

The Staff has consistently ruled that sustainability and climate change are significant policy issues (see *infra*). So the subject matter of our Proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it [is] appropriate for a shareholder vote." Furthermore, our Proposal points out the Company's current exposure to the risk of possible changes to climate change policies. This connection provides "a sufficient nexus exists between the nature of the proposal and the company."

In addition to conforming to the strictures of SLB 14E, our Proposal is also consistent with the Commission's guidance regarding corporate risk and climate change. In Securities Act Rel. No. 9106 (February 8, 2010), the Staff noted that the impact of legislation and regulation are indeed risks associated with climate change. Specifically, the Staff noted:

> For some companies, *the regulatory, legislative and other developments noted above could have a significant effect on operating and financial decisions*, including those involving capital expenditures to reduce emissions and, for companies subject to "cap and trade" laws, expenses related to purchasing allowances where reduction targets cannot be met. Companies that may not be directly affected by such developments could nonetheless be indirectly affected by changing prices for goods or services provided by companies that are directly affected and that seek to reflect some or all of their changes in costs of goods in the prices they charge. (Emphasis added).

Our Proposal asks for a report on the risk to the company of developments in climate change policies, *i.e.* regulation and legislation. This is exactly the type of risk addressed

in Securities Act Rel. No. 9106 and the type of risk-related proposal permitted under SLB 14E. In accordance with the Commission's guidance on risk related proposals and climate change risk, our Proposal should proceed to the Company's shareholders for a vote.

Part B. The Staff Has Already Ruled that a Proposal Substantially Similar to Ours was Not Excludable Under Rule 14a-8(i)(7)

Our Proposal is nearly identical to the one in *General Electric* (February 8, 2011). General Electric made many of the same arguments that the Company has put forward in its no-action letter, but to no avail. In fact, much of Apple's no-action letter appears based upon General Electric's no-action letter that the Staff rejected. We request that the Staff maintain consistency by respecting its clear precedent and reject Apple's no-action request.

In *General Electric*, the proposal called for:

> *"a report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change."*

This is almost identical to our Proposal that asks for a report:

> *"disclosing the risk to the Company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy."*

The two proposals are basically indistinguishable. General Electric made a myriad of arguments in an effort to convince the Staff that the proposal was in violation of Rule 14a-8(i)(7). The Staff rejected all of them.

Like General Electric, Apple now argues that our Proposal impermissibly intervenes in management's review and assessment of potential legislation. Apple claims that, "[t]he Company, as part of its ordinary business operations, devotes significant resources to monitoring and reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. As part of this process, the Company assesses proposed regulation that may impact its operations."

General Electric made essentially the same appeal, arguing that, "[t]he assessment of and response to regulatory or legislative reforms and public policies impacting many aspects of the Company's business is a customary and important responsibility of management, and is not a proper subject for shareowner involvement. The Company devotes significant time and resources to monitoring its compliance with existing laws and

participating in the legislative and regulatory process, including taking positions on legislative policies that are in line with the best interests of the Company."

The Staff ruled against General Electric.

Also, like General Electric, Apple now argues that our Proposal should be excluded even if the Staff deems that some of it touches on a significant policy issue. Specifically, the Company complains that, "regardless of whether some elements of the Proposal night be deemed to touch upon social policy issues, the ordinary business matters addressed in the Proposal warrant exclusion of the Proposal."

General Electric also argued that the proposal before it may have touched on a significant policy issue, but it could still be excluded as impermissibly interfering with ordinary business matters. Specifically, it argued: "Even if proposals addressing risks arising from climate change in general or a company's response to climate change in general are viewed as raising a significant policy issue that transcends ordinary business, the Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates both significant policy matters and ordinary business matters."

In its line of reasoning on this matter, Apple even cites to one of the same decisions as General Electric – *General Electric Co.* (avail. February 10, 2000). Again, the Staff was unpersuaded by this precedent as applied to the proposal since it was focused on risk and climate change.

Ultimately, the Staff ruled against General Electric by noting: "We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the *significant policy issue of climate change*." (Emphasis added). Our Proposal also focuses on the significant policy issues of climate change and sustainability.

The Staff should rule now against Apple as it did then with General Electric.

Part C. The Company May Not Omit Our Proposal Under Rule 14a-8(i)(7) Since It Does Not Interfere With Ordinary Business Operations, But Rather Addresses Multiple Significant Social Policy Issues – Sustainability and Climate Change

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage the company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

The Staff has consistently held that matters related to sustainability and climate change are significant social policy issues. In *Cleco Corporation* (avail. January 26, 2012), the Staff upheld a proposal requesting that the company prepare a report "discussing the company's sustainability risks and opportunities, including an analysis of material water-related risks." The company sought to exclude the proposal as an interference with ordinary business operations since, as it is a utility company, water is a crucial element of its operations. The Staff sided with the Proponent and explicitly stated that "[w]e are unable to concur in your view that Cleco may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note the proposal *focuses on the significant policy issue of sustainability*." (Emphasis added.) See also, *NYSE Euronext* (avail. February 12, 2013)

Also, as noted above, the Staff confirmed that climate change is a significant policy issue in *General Electric* (February 8, 2011) for a proposal that is all-but-identical to our Proposal.

Furthermore, the Staff has consistently upheld shareholder proposals related to the climate change and corporate sustainability efforts over Rule 14a-8(i)(7) complaints. See *Lehman Brothers* (avail. January 29, 2008) (upholding a proposal that requested a report on the company's sustainable practices and taking a dim view of sustainability efforts); *Exxon Mobil Co.* (avail. March 18, 2008) (upholding a proposal requesting that the company establish a committee to study ways in which the United States could achieve energy independence in a sustainable way); *Exxon Mobil Co.* (avail. March 19, 2008) (upholding a proposal asking the board of directors to adopt a policy for renewable energy research, development and sourcing); *Bank of America* (avail. February 22, 2008) (upholding a proposal asking for a report on how the company's implementation of the Equator Principles had led to improved environmental and social outcomes); *NRG Energy* (avail. March 12, 2009), (upholding a proposal requesting a report on how the company's involvement with the Carbon Principles had impacted the environment); *PPG Industries* (avail. January 15, 2010) (upholding a proposal requesting that the board of directors prepare a report to shareholders on how the company ensures that it discloses its environmental impacts in all of the communities in which it operates); *Norfolk Southern* (avail. January 15, 2010) (upholding a proposal requesting that the board of directors adopt quantitative goals to reduce greenhouse gas emission from the company's operations).

Our Proposal asks for a risk-related report regarding government policies relating to climate change. The Staff has unambiguously determined that such proposals concern

significant policy issues and, therefore, do not interfere with ordinary business operations. Accordingly, our Proposal should proceed to Apple's shareholders for a vote.

Part D. The Proposal Asks for a Report About the Company's Risk Concerning Climate Change Policies – Which Would Have No Effect on Company Processes or Technological Choices

The Company notes that the "staff has consistently permitted the exclusion of shareholder proposals relating to a company's decision regarding the processes and technologies to be used in its operations, as relating to the company's ordinary business operations." Our Proposal would not alter any process, nor amend any technology, that Apple uses in its operations. Any suggestion to the contrary is simply false. However, even if the Staff accepts the Company's tortured reading of our Proposal, it still cannot be said to interfere with the Company's ordinary business operations as the Commission has previously allowed proposals that direct company actions regarding energy choices, specifically, when those choices concern alternative energy.

In *Dominion Resources* (February 9, 2011), the Staff upheld a proposal over an ordinary business challenge that directed the company's energy investments and positions. Specifically, the proposal stated: "RESOLVED, that the shareholders of Dominion Resources urge the Board of Directors to: be open and honest with us about the enormous costs and risks of new nuclear construction; invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders, stakeholders, community and country; and therefore, stop wasting shareholder money by pursuing the increasingly costly and unnecessary risky venture of a new nuclear unit."

The *Dominion Resources* proposal sought much more control over the company's actions than our simple request for a report on risk. It actually dictated that the company should cease certain energy investments and devote resources to new energy resources.

Dominion Resources argued that "in setting a company's objectives and goals, management and directors analyze a myriad of considerations, and in a situation like whether or not to build new generation facilities, an energy company might consider any number of things like scientific and environmental concerns, consumer demand, the competitive environment, future generation and development plans, external economic factors, the company's financial situation, the regulatory environment, and many, many others. It is the board of directors and management who are charged with the responsibility to pursue actions to accomplish the objectives." The Staff disagreed and explained, "[w]e are unable to concur in your view that Dominion may exclude the proposal under rule l4a-8(i)(7). In this regard, we note that the determination whether to construct a nuclear power plant and *the development of renewable energy generating systems* are both significant policy issues. See Securities Exchange Act Release No. 12999 (November 22,1976); Exxon Mobil Corporation (March 23,2000); and *General Electric Company* (January 26, 1983)." (Emphasis added.) See also, *Ford Motor*

Company (avail. March 12, 2010) (upholding a proposal that directed corporate energy investments by stating: "Ford should not fund or undertake any energy savings projects that are solely concerned with CO2 reduction, but that each project must meet Corporate Return on Investment guidelines and any C02 reduction would solely be a by-product of any energy cost reductions.")

So, assuming *arguendo* that the Staff accepts the Company's assessment of our Proposal as relating to its mix of energy technologies, the Company still may not omit our Proposal as it concerns renewable energy systems. Under *Dominions Resources*, if the Staff reads our Proposal (as the Company does but that we continue to reject) as one that directs "the Company's choice of energy technologies," then our Proposal should proceed to a shareholder vote since the choice of technologies under consideration is alternative energy development.[1]

Part E. Our Proposal Does Not Relate to the Company's Sources of Financing as Contemplated by the Ordinary Business Exemption

In making numerous Rule 14a-8(i)(7) arguments, no matter how attenuated, the Company also claims that our Proposal is focused on the Apple's sources of financing. Our Proposal seeks a report on risk related to potential government action. And since the subject matter of climate change is a significant policy issue, the Proposal cannot be excluded as impermissibly encroaching on the Company's sources of financing.

However, assuming *arguendo* that the Staff agrees with the Company that our Proposal somehow touches on Apple's financing, the Company's citations are misplaced. *General Electric Co.* (avail. February 15, 2000) and *Home Depot, Inc.* (avail. March 2, 2011) stand for the proposition that proposals cannot seek detailed reports on a corporation's tax dealings. Considering that the Internal Revenue Code is seven times longer than the King James Bible and enormously complex as well, this makes perfect sense. Add to this

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[1] It is worth noting that the Company seems convinced that our Proposal predicts only a negative future for government policies providing favorable treatment for renewable energies. This is an overreach that causes the Company to misstate the aim of our Proposal in nearly every one of its arguments. This leads the Company to the conclusion that we are attacking the Company's current energy technology portfolio. This simply isn't true. If the Company would confine itself to the four corners of our Proposal, it would see that our Supporting Statement provides just two examples of government action on the alternative energy field. Both examples we provide refer to government policies currently favorable toward renewable energy use and production – policies that may well be continued indefinitely, but, as that section concludes, the "future is impossible to predict." It is possible that favorable treatments of renewable energy will wane; it is possible they will expand. Predicting the future of one policy or another is a fool's errand, one in which our Proposal does not partake.

the fact that most shareholders likely only have experience with individual tax returns (if at all), and it is perfectly reasonable that such proposals concerning voluminous corporate tax returns fall within the ordinary business exemption. However, our Proposal does not call on the Company to change any of its tax positions, nor does it call for the shareholders to vote on or assess the Company's tax procedures. And, inasmuch as the Company asserts that our Proposal involves the Company's financing, the Staff has previously allowed much more onerous proposals than ours on the same topic.

In *Kohl's Corp.* (avail. January 28, 2014), the proponent requested a climate change report that asked for, among other items, "[a]n estimate of the costs and benefits to Kohl's of its sustainability policy." Much as Apple does now, Kohl's argued that: "looking at the plain language of the Shareholder Proposal, there is no question that it relates primarily to Kohl's strategic decisions regarding capital investment decisions, as well as Kohl's *maximizing financial returns*. As such, because the Shareholder Proposal relates to key management *strategic decisions, costs and benefits analysis and strategic decisions regarding Kohl's finances*, the Shareholder Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7)." (Emphasis added), see also, *Lowes Inc.* (avail. March 17, 2014) (same proposal, same result). The Staff ruled for the proponent and noted that the proposal focused on the significant policy issue of sustainability.

Our Proposal does not even address the Company's finances, let alone ask for a full costs/benefit analysis. Our Proposal seeks an analysis of risk. The Company's argument is of no moment.

Consistent with *Kohl's* and *Lowes*, the Staff should allow our Proposal to proceed to the shareholder for a vote.

Section II. The Company May Not Omit Our Proposal Since It is Distinct From All Other Proposals Before the Company

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." In determining whether two proposals are substantially duplicative, the Commission has indicated that the principal determination is whether the primary *crux* or *thrust* of the proposals is essentially the same. *See generally, Wells Fargo & Company* (avail. January 7, 2009).

The Merriam-Webster dictionary defines crux as "a main of central feature (as of an argument)." The Company again attempts to rewrite the plain language of our Proposal in order to claim that it is substantially similar to the Ehrlich Proposal. To wit, the Company claims that "the purpose of the Proposal, in part, is for the Company to alter its choices of energy technologies." It is only by re-writing our proposal – an authority the

Company, as previously noted, does not have – that the Company can even begin to claim that our Proposal which is about *risk* is in any way associated with the Ehrlich Proposal that asks for a *cost report.*

Nowhere in the four corners of our Proposal do we ask for the Company to alter its energy technology choices. Our Proposal seeks a risk report concerning the significant policy issue of global warming. The Company need not change one iota of its energy technology paradigm to produce that report. Nor would the shareholders, in voting for or against our Proposal, be asking the Company to alter its operations or even implying that it wishes the Company to do so. The vote exclusively would address whether the Company will produce a risk report on climate change and/or renewable energy.

The Commission has made it clear that the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976).

Our Proposal offers a clear and distinct issue for shareholders to vote for or against. A vote for our Proposal would mean asking the Company to issue a report on the risk posed to the Company by changes in government policy relating to climate change and/or renewable energy. A vote for the Ehrlich Proposal would only elucidate some Company costs and has nothing whatsoever to do with any potential flux in government climate change-related or renewable energy policies. Therefore, there is absolutely no "possibility of [Apple's] shareholders having to consider two or more substantially identical proposals" so our Proposal should proceed to the Company's shareholders.

Conclusion

The Commission's Mission Statement notes: "The mission of the U.S. Securities and Exchange Commission is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation."[2] The Commission has long maintained that corporate transparency is one of the best – if not the best – way to protect investors. Our Proposal is nothing more than a call for transparency regarding a real risk that government decisionmaking may affect the Company.

Furthermore, in January 2009, the SEC issued a Commission-wide clarion call for increased transparency, noting:

> As the Commission moves into its 75th year, it faces new challenges to increase transparency. Now in the midst of turmoil in the world's capital markets, the Commission has the opportunity to demonstrate the leadership

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[2] "The Investor's Advocate: How the SEC Protects Investors, Maintains Market Integrity, and Facilitates Capital Formation," U.S. Securities and Exchange Commission, available at http://www.sec.gov/about/whatwedo.shtml as of November 19, 2014.

> it has provided since its founding in 1934. The Commission should lead the way in fostering greater transparency for investors.[3]

By upholding our Proposal, the Staff can further its own aims to increase transparency for investors about this potential risk Apple faces.

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Apple's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Gene D. Levoff, Apple Inc.

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[3] "Toward Greater Transparency: Modernizing the Securities and Exchange Commission's Disclosure System," U.S. Securities and Exchange System, January 2009, available at http://www.sec.gov/spotlight/disclosureinitiative/report.pdf as of November 19, 2014.

Rule 14a-8(i)(7)
Rule 14a-8(i)(11)

October 31, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of National Center for Public Policy Research

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the National Center for Public Policy Research (the "***Proponent***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Copies of the Proposal and the Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to the undersigned via email at glevoff@apple.com.

The Company intends to file its definitive 2015 proxy materials with the Commission more than 80 days after the date of this letter.

THE PROPOSAL

On September 12, 2014, the Company received an email containing as an attachment a letter dated September 11, 2014 from Justin Danhof on behalf of the National Center for Public Policy Research containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> WHEREAS, The Securities and Exchange Commission has recognized that climate change regulations, policy and legislation pose a business risk to companies. One risk is that federal, state and/or local government policies, adopted in whole or in part due to climate change concerns, that subsidize renewable energy and upon which company business plans rely may be repealed or altered. These changes in policy may be significant, and may come with little advance notice to the company.
>
> RESOLVED: Shareholders request that the Board of Directors authorize the preparation of a report, to be issued by December 2015, at a reasonable cost and excluding proprietary information, disclosing the risk to the company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy.

BASES FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations and Rule 14a-8(i)(11) on the ground that the Proposal is substantially duplicative of a proposal previously submitted to the Company by Shelton Ehrlich (the "***Ehrlich Proposal***"). The Ehrlich Proposal is the subject of a separate letter submitted to the staff by the Company.

Rule 14a-8(i)(7) – The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Proposal requests "that the Board of Directors authorize the preparation of a report . . . disclosing the risk to the company posed by possible changes in federal, state or local government policies . . . relating to climate change and/or renewable energy." Although the Proposal requests a report, the preparation of which is not something the Company does in the ordinary course of its business, the Commission has long held that proposals seeking a report are evaluated by the staff for purposes of Rule 14a-8(i)(7) by considering the underlying subject matter of the proposal. *See* Commission Release No. 34-20091 (Aug. 16, 1983).

The Supporting Statement discusses at length details concerning the Company's renewable energy investments and states that North Carolina "may soon repeal its law providing advantages for renewable energy production." The Supporting Statement also asserts that "[s]ubsidies and policies favorable to renewable energy also are being challenged in other states and also at the federal level, where renewal of the approximately $12 billion wind production tax credit . . . is challenged annually . . . ." The Supporting Statement further claims that the future of certain subsidies, including wind production tax credit "is impossible to predict."

The focus and underlying subject of the Proposal is the Company's choice of energy technologies and its use of certain subsidies and tax credits (i.e. sources of financing) – subjects which, as discussed at length below, are fundamentally matters of the Company's ordinary business operations.

Moreover, when a proposal seeks an evaluation of risk, as the Proposal does, the staff will allow its exclusion when the underlying subject matter concerns ordinary business

operations. *See* Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("***SLB 14E***") (when a proposal and supporting statement relate to the company engaging in an evaluation of risk, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)").

A. The Proposal Seeks To Micro-Manage The Company By Requiring A Report On Complex Issues

In determining whether a proposal relates to ordinary business operations, the staff considers the degree to which the proposal seeks to "micro-manage" the company. The Proposal is excludable because it seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment. *See* the 1998 Release.

Due to the unique nature of the Company's business as both a producer and user of energy, preparation of reports concerning matters beyond what is already prepared would be an onerous task, requiring detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of one of the largest technology companies in the world, including an analysis of various decisions, strategies and plans formulated and implemented at various Company plants worldwide.

For example, the Supporting Statement indicates that the Company "gets 16% of its electricity from solar panels and fuel cells that run on biogas," and references the Company's "significant renewable energy investments" in North Carolina. The renewable energy investments to which the Proponent is referring in the Supporting Statement are the Company's solar power and biogas fuel cell generating facilities, built in 2013, which generate power for its data center in Maiden, North Carolina. For its fuel cell facility, the Company uses biogas fuel cells, which is an alternative to natural gas and, as the Proponent notes, allows the Company to benefit from certain subsidies and policies favorable to renewable energy.

An integral part of the Company's business is selecting the best approach to powering its operations. There are a myriad of complex considerations, only some of which include minimizing the effect on environment, fuel consumption and costs. In determining the best approach to achieve these goals while powering its vast and varied operations effectively, management considers a wide range of factors, such as availability and practicality, power costs associated with both traditional and non-traditional forms of generation, costs of construction, effective and anticipated environmental regulations, demand-side management costs, government incentives, operating costs, and recent technological developments, among others.

The considerations involving the choice of one energy type over another are inherently based on complex business considerations that generally are outside the knowledge and expertise of shareholders. By requiring a report on the "business risk" to the Company resulting from

"possible changes in federal, state or local government policies . . . relating to climate change and/or renewable energy," the Proposal involves shareholders inappropriately in decisions regarding the generation resources and technologies the Company utilizes to power its vast and varied operations. As a group, the Company's shareholders would not be in a position to make informed judgments about the specific sources of energy that would best suit the needs of the Company and its shareholders.

Moreover, by focusing on "subsidies," the requested report requires additional discussion regarding the Company's sources of financing – a subject that falls squarely within the Company's ordinary business operations. *See General Electric Co.* (Feb. 15, 2000) (concurring with the exclusion of a proposal that required the company to prepare a report outlining the financial benefits it received from specified types of government incentive programs, including tax credits, "as relating to its ordinary business operations (i.e., a source of financing)").

The matters that would be addressed by the report requested by the Proposal, which would address the Company's choices of technologies in production and consumption of energy, and its reliance on various sources of financing, are precisely the type of "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release.

B. The Proposal Relates To The Company's Choice Of Technologies For Use In Its Operations

The Proposal is excludable under Rule 14a-8(i)(7) because the action requested deals specifically with the Company's decisions concerning its choice of technologies for use in its operations. The Proposal is styled as a request for the Company to prepare a report on "the risk to the company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy". Yet, it relates directly to the Company's choice of technologies and resources to be used in generating electricity for use in its facilities.

The Proposal and the Supporting Statement indicate that the advantages for renewable energy may soon be repealed and, as a result, the Company would be subject to "business risk" as a result of its "significant renewable energy investments."

The staff has consistently permitted the exclusion of shareholder proposals relating to a company's decisions regarding the processes and technologies to be used in its operations, as relating to that company's ordinary business operations. In *Dominion Resources, Inc.* (Feb. 14, 2014), for example, the proposal sought the establishment of a team to "review the risks [the company] faces under its current plan for developing solar generation" and development of a report on those risks "as well as benefits of increased solar generation." The company argued that, although the proposal was structured as a review of risks, it was intended to involve shareholders in decisions concerning generation resources and technologies that the company

would use to produce electricity. In concurring with the exclusion of the proposal, the staff noted that the proposal related to the company's ordinary business operations because "the proposal concerns the company's choice of technologies for use in its operations."

Similarly, in *FirstEnergy Corp.* (Mar. 8, 2013), the staff permitted exclusion of a proposal seeking a report on actions the company could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resources. In *FirstEnergy*, the company argued that "[a]lthough the [p]roposal [was] styled as a request for the [c]ompany to assemble a report, it simultaneously intend[ed] to influence the [c]ompany's choice of technology and resources used to generate electricity." The staff noted that proposals "that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *See also AT&T Inc.* (Feb. 13, 2012) (permitting the exclusion of a proposal that requested a report disclosing the financial and reputational risks to the company posed by continuing the use of technology which inefficiently consumed electricity, noting that the proposal related to the technology used in the company's operations and that "proposals that concern a company's choice of technologies for use in its operations are generally excludable under Rule 14a-8(i)(7)").

Similar to the precedents discussed above, the Proposal emphasizes the "business risk" to the Company as a result of its investments and reliance upon renewable energy. And, as with the proposals discussed above, the Proposal's subject goes beyond assessing risk in that the subject and the purpose of the Proposal is for the Company to alter its reliance on solar and other renewable energy sources. The Supporting Statement notes the extent to which the Company utilizes renewable energy sources and goes on to discuss that certain benefits provided to the Company based on its choice of technology may be eliminated.

An integral part of the Company's business is selecting the best approach and the best technology to power its operations in a way that minimizes the effect on the environment, fuel consumption, and costs. As such, the Proposal directly relates to the Company's choice of technology. Requesting a report on risks associated with the Company's choice of technology improperly involves shareholders in matters that squarely relate to ordinary business operations.

C. The Proposal Relates To The Company's Sources Of Financing

In addition to delving into complex matters relating to the Company's choice of technology in its operations, the report sought by the Proponent would necessarily involve a detailed discussion of the Company's sources of financing (i.e., reliance on subsidies and tax incentives). The Proposal seeks a report "disclosing the risk to the Company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy."

The Supporting Statement makes clear that the "risk" referenced in the Proposal relates to the risk from changes in states' and the federal government's subsidy and tax incentives for the

use of alternative energy. The Supporting Statement notes that the government programs that "subsidize renewable energy" may be repealed or altered. The Supporting Statement also references specific tax incentives regarding wind and solar energy that may be repealed, incentives on which the Company may presently rely. Thus, the report sought by the Proponent will involve a detailed discussion of the Company's planning, risk assessment and decisions with regard to its sources of financing – a topic which the staff has repeatedly noted to be excludable as relating to ordinary business matters.

The staff has regularly allowed exclusion under Rule 14a-8(i)(7) of proposals relating to a company's sources of financing. In *General Electric Co.* (Feb. 15, 2000), the staff permitted the company to exclude a proposal asking the company to prepare a report on the financial benefits received by the company from various "governmental provisions," including tax abatements and tax credits. In the supporting statement of the proposal, the proponents argued that the company faced risks from relying on certain subsidies that could be deemed to be "corporate welfare." The staff concurred with the exclusion of the proposal, noting that the exclusion was appropriate under Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., a source of financing)."

Similarly, in *Home Depot, Inc.* (Mar. 2, 2011), the staff allowed exclusion of a proposal requesting the company's board of directors to assess and issue a report regarding the risks created by the actions of the company to avoid or minimize U.S. federal, state and local corporate income taxes. In *Home Depot*, the company argued that, because the proposal requested a report on government programs offering tax incentives to the company and other retailers, the proposal necessarily involved the company's "sources of financing." In agreeing that the proposal was excludable, the staff noted that proposals relating to the company's "tax expenses and sources of financing" are excludable under Rule 14a-8(i)(7) as relating to ordinary business operations.

In a similar vein, in *Pepsico, Inc.* (*Recon.*) (Mar. 13, 2003), the staff concurred that the companies could exclude under Rule 14a-8(i)(7) shareholder proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings." In *PepsiCo*, the company argued, and the staff apparently agreed, that tax savings, and activities that provide tax incentives, are essentially sources of financing for the company. In agreeing that the proposal was excludable, the staff noted that the disclosures sought by the proposal "relat[ed] to ordinary business operations (i.e. disclosure of the sources of financing)."

The subject of the Proposal relates to risks associated with the Company's technology related choices based on the subsidy and tax credit benefits the Company receives from local, state and federal governments. For the Company to discuss the risks, as required by the Proposal, the Company would have to discuss the management's decisions with regard to the risks associated with management's choice of sources of financing. Similar to the proposals in *Home Depot*, *General Electric* and *Pepsico*, the Proposal requires that the Company discuss risks associated with its sources of financing. Also, as was the case in *Pepsico*, the report may require

the Company's disclosure of certain subsidies and tax credits. As the cited precedents demonstrate, proposals relating to the Company's sources of financing and the disclosure of those sources are excludable as relating to ordinary business matters.

Other precedent demonstrates that assessing the effects of possible changes in tax laws or policies implicates a company's ordinary business. For example, the staff concurred with the exclusion of shareholder proposals asking that "the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for GE, omitting proprietary information at a reasonable cost." *General Electric Co.* (Jan. 17, 2006). *See also Verizon Communications, Inc.* (Jan. 31, 2006); *Citigroup Inc.* (Jan. 26, 2006); and *Johnson & Johnson* (Jan. 24, 2006) (all of which contained substantially identical proposals). In each instance, the staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., evaluating the impact of a flat tax on the company).

Although the report requested by the Proposal does not directly request an assessment of the effect on the Company of potential changes in local, state, and federal tax laws and policies, the requested report would necessarily have to address that subject, because the subsidies and tax credits discussed in the Supporting Statement relate to tax laws and policies. As such, the Proposal is also excludable under Rule 14a-8(i)(7) as relating to the Company's assessment of potential changes in tax laws and policies.

D. The Proposal Relates To A Review And Assessment Of Potential Legislation

The staff consistently has concurred that proposals seeking a report on a company's handling of or assessment of the effect of legislative, policy and/or regulatory actions on its business relate to ordinary business matters. In this respect, the Proposal is similar to one considered by the staff in *General Electric Co.* (Jan. 30, 2007). There, the proposal requested a report on specific legislative matters significantly affecting the company, including the company's plans to "reduc[e] the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessary burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform)." The staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it involved evaluating the impact of government regulation on the company. *See also Citigroup Inc.* (Feb. 5, 2007); *Bank of America Corp.* (Jan. 31, 2007); and *Pfizer Inc.* (Jan. 31, 2007) (same).

Similarly, in *Yahoo! Inc.* (Apr. 5, 2007) and *Microsoft Corp.* (Sept. 29, 2006), the staff concurred in the exclusion of proposals calling for an evaluation of the impact on the company of expanded government regulation of the Internet. Likewise, in *Pepsico, Inc.* (Mar. 7, 1991), the staff concurred that a shareholder proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Niagara Mohawk Holdings, Inc.* (Mar. 5, 2001) (permitting exclusion of a proposal requesting

that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); and *Electronic Data Systems Corp.* (Mar. 24, 2000) (concurring in the exclusion of a similar proposal).

While the Proposal, on its face, does not attempt to involve the Company in pending legislation, one of the primary concerns of the Proposal, as made clear by the Supporting Statement, is the impact of certain legislation that may adversely impact the availability of certain tax credits and subsidies. The Supporting Statement specifically references North Carolina's legislative process, noting that the state "may soon repeal its law providing advantages for renewable energy production." The Supporting Statement also notes that subsidies and policies favorable to renewable energy "are being challenged in other states and also at the federal level, where renewal of the approximately $12 billion wind production tax credit . . . is challenged annually and in the past has only been renewed at the very last minute, following closed-door negotiations by lawmakers."

As such, the Proposal is similar to the proposals cited above, as it calls for an evaluation of the impact on the Company of pending or potential legislation. The Company, as part of its ordinary business operations, devotes significant resources to monitoring and reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. As part of this process, the Company assesses proposed regulation that may impact its operations. The Proposal's request for risk assessment as a result of pending or potential legislation intervenes in management's assessment of risks posed by any such pending legislation.

Thus, as was the case with the shareholder proposals at issue in the precedent discussed above, the Proposal seeks to intervene in the Company's fundamental, day-to-day operations, directly implicating the first consideration underlying the ordinary business exclusion.

E. The Proposal Focuses On Ordinary Business Matters Regardless Of Whether It Touches Upon A Significant Policy Issue

While the Proposal uses terms such as "climate change" and "renewable energy", the Proposal does not involve a significant policy issue. On the contrary, as discussed at length above, the Proposal relates to ordinary business matters.

The staff has consistently concurred that a proposal may be excluded when it addresses ordinary business matters, even if it touches upon a significant social policy issue. For instance, in *General Electric Co.* (Feb. 10, 2000), the staff permitted exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The staff noted that, while the Proposal touched on the social policy issue of executive compensation, the entire proposal was excludable under Rule 14a-8(i)(7) because "a portion of the proposal relate[d] to ordinary business matters (i.e., the choice of accounting methods)." *See also*

Dominion Resources, Inc. (permitting the exclusion of a proposal relating to use of alternative energy because the proposal related, in part, to ordinary business operations (company's choice of technologies for use in its operations)).

As such, the staff has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that those day-to-day activities could be tied to larger social issues. *See, e.g., Assurant, Inc.* (Mar 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change because the proposal related to ordinary business operations "(i.e. evaluation of risk)").

While the staff has found that some recent environmental proposals do transcend ordinary business operations, *see Exxon Mobil Corp.* (Mar. 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *General Electric Co.* (Jan. 31, 2007) (report on global warming), the Proposal does not involve broader environmental issues.

The staff's position in its response to *FirstEnergy Corp.* (Mar. 8, 2013) is noteworthy in this regard. In *FirstEnergy Corp.*, the proposal requested that the board prepare a report on actions that FirstEnergy is taking or could take to reduce risk throughout its energy portfolio by "diversifying the company's energy resources to include increased energy efficiency and renewable energy resources." FirstEnergy argued that the proposal mentioned and focused on the non-environmental aspects of the generation of electricity to such an extent that the proposal could not be characterized as a proposal focused solely on environmental issues, noting that the bulk of the proposal focused on issues that were not necessarily directly related to environmental concerns (aging infrastructure, the prevalence of renewable generating resources, declining costs of solar power, potential energy cuts to energy consumption, increased budgets for electricity efficiency programs, energy savings, and costs of energy efficiency targets). The staff agreed with the company's view that the proposal could be excluded pursuant to Rule 14a-8(i)(7), as relating to FirstEnergy's ordinary business operations.

Just as the *FirstEnergy Corp.* proposal focused on the non-environmental impacts of renewable energy resources, so does the Proposal, which discusses the impact of the Company's strategic decisions regarding the Company's choice of technology and sources of financing.

As with letters cited above, even if aspects of the Proposal were deemed to implicate social policy issues (which we do not believe is the case), a majority of the disclosures requested in the report relate to ordinary business operations (such as management's day-to-day decisions regarding the choice of technologies to be used in the Company's operations and the Company's sources of financing). Accordingly, regardless of whether some elements of the Proposal might be deemed to touch upon social policy issues, the ordinary business matters addressed in the Proposal warrant exclusion of the Proposal. *See E*Trade Group, Inc.* (Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters).

Rule 14a-8(i)(11) – The Proposal Substantially Duplicates The Ehrlich Proposal And May Be Excluded If The Company Includes The Ehrlich Proposal In Its 2015 Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates a proposal previously submitted by another proponent that will be included in the company's proxy materials. The Commission's stated purpose for this exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independent of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When a company receives two substantially duplicative proposals, the staff has indicated that the company must include in its proxy materials the proposal the company received first (assuming the proposal is not excludable for other reasons) and may exclude the second proposal. *See Great Lakes Chemical Corp.* (Mar. 2, 1998); *Atlantic Richfield Co.* (Jan. 11, 1982).

The Ehrlich Proposal provides:

RESOLVED,

That the shareholders request the Company prepare a report at reasonable expense and omitting proprietary information estimating the total investment in these renewable sources of electricity in $/kW and the average cost per kilowatt-hour through 2013 and the projected costs over the life of the renewable sources. If the company chooses, the report may be limited to facilities in the United States. The report should also estimate the subsidies obtained from governments at all levels in reduced investment dollars and/or as a percent reduction in the cost of electricity per kilowatt-hour. If available the report should also compare the cost of power from the renewable electricity sources with the cost of electricity from the power companies serving the communities in which our facilities are located. If it chooses the Company may also include statements of the non-financial benefits of using renewable electricity. The report should be published by December 2015.

While the Company believes the Ehrlich Proposal is excludable, in the event the staff disagrees, the Company will include the Ehrlich Proposal in its 2015 Proxy Materials. As a result, the Proposal may therefore be excluded as duplicative of the Ehrlich Proposal, which was the first of the two proposals received by the Company.

The standard the staff has applied in determining whether a proposal is substantially duplicative of a previously submitted proposal is whether the two proposals have the same "principal thrust" or "principal focus" and not whether the proposals are worded identically. *See, e.g., Exxon Mobil Corp.* (Mar. 19, 2010); *General Electric Co.* (Dec. 30, 2009).

In this case, both proposals relate to the Company's reliance on alternative sources of energy. The "principal thrust" or "principal focus" of each of the two proposals relates to concerns with regards to the Company's use of alternative energy sources. The Proposal requires a report on risks associated with the Company's reliance on alternative energy sources. The Supporting Statement goes on to discuss the Company's use and reliance on governmental subsidies. As discussed above, the purpose of the Proposal, in part, is for the Company to alter its choices of energy technologies used in its operations. Similarly, the Ehrlich Proposal requires a report on the cost of the use of alternative sources of energy, and requiring the report to include information about the subsidies obtained from governments at all levels. As with the Proposal, the purpose of the Ehrlich Proposal, in part, is for the Company to alter its choices of energy technologies used in its operations.

Thus, the two proposals are so similar that inclusion of both in the Company's 2015 proxy materials would cause shareholders to have to consider two substantially duplicative proposals, in direct opposition to one of the stated purposes of Rule 14a-8(i)(11). *See* Exchange Act Release No. 34-12598 (July 7, 1976).

As a result, if the staff disagrees that the Ehrlich Proposal may be excluded for the reasons set forth in the Company's separate letter concerning that proposal, the Company may properly exclude the Proposal under Rule 14a-8(i)(11).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(11). We respectfully request that the staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel,
Corporate Law

Attachments

cc: The National Center for Public Policy Research

Exhibit A

Copy of the Proposal and Related Correspondence

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
President

David A. Ridenour
Vice President

Via FedEx and Email

September 11, 2014

Mr. Bruce Sewell
Corporate secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

Dear Mr. Sewell,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Apple Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Apple Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Risk Report

WHEREAS, The Securities and Exchange Commission has recognized that climate change regulations, policy and legislation pose a business risk to companies.

One risk is that federal, state and/or local government policies, adopted in whole or in part due to climate change concerns, that subsidize renewable energy and upon which company business plans rely may be repealed or altered.

These changes in policy may be significant, and may come with little advance notice to the company.

RESOLVED: Shareholders request that the Board of Directors authorize the preparation of a report, to be issued by December 2015, at a reasonable cost and excluding proprietary information, disclosing the risk to the company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy.

SUPPORTING STATEMENT

Apple Inc. has made renewable energy a priority. The Wall Street Journal reported on September 17, 2013, "Apple Inc. now gets 16% of its electricity from solar panels and fuel cells that run on biogas."

One state in which Apple has significant renewable energy investments is North Carolina, which may soon repeal its law providing advantages for renewable energy production, following a report by two think-tanks concluding that this law will cost state consumers $1.845 billion between 2008 and 2021.

Subsidies and policies favorable to renewable energy also are being challenged in other states and also at the federal level, where renewal of the approximately $12 billion wind production tax credit (PTC) is challenged annually and in the past has only been renewed at the very last minute, following closed-door negotiations by lawmakers. The PTC's future is impossible to predict.

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

APPLE INC.
OFFICE OF THE GENERAL COUNSE

Via FedEx

September 17, 2014

Mr. Bruce Sewell
Corporate secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

Dear Mr. Sewell,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Apple Inc. last week.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

UBS

UBS Financial Services Inc.
[illegible] Street NW, Suite [illegible]
Washington, DC [illegible]
Tel. 202-585-[illegible]
Fax 202-585-[illegible]
800-382-[illegible]

[illegible]

September 17, 2014

Mr. Bruce Sewell
Corporate secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

Dear Mr. Sewell,

UBS holds 21 shares of Apple Inc. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Apple Inc. in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on October 29, 2009, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5412.

Sincerely,

Dianne Scott

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research